Exhibit (a)(5)(p)

Video script for message from Masafumi Nogimori, President and Chief Executive Officer, Astellas Pharma Inc. to OSIP Employees

Script:

Hello everyone. My name is Masafumi Nogimori, and as the President and CEO of Astellas Pharma I am delighted that we have reached an agreement with the board of OSI Pharmaceuticals to bring our companies together.

Despite the activity and media coverage of the last few months, I presume that many of you are not very familiar with Astellas and would like to learn more. You no doubt have questions about the merger agreement, your role as part of Astellas, and what this is all going to mean for you.

The actual process of completing the transaction still has to run its course, so at the moment there are many details I simply cannot provide. We will update you on those developments when it is appropriate to do so. Today, I wanted to take the opportunity to emphasize two important points to help you understand our fundamental approach with regard to OSI.

The first is that our goal in integrating our businesses is growth through maximizing the potential of assets of both companies. It is not about squeezing out cost savings. We firmly believe that by bringing our businesses together we can make them much greater than the sum of their parts. Together, we can develop more high-quality therapies and bring them to market with greater speed and efficiency. OSI is an excellent company that we at Astellas will be honored to work with toward a shared goal of improving the health of people around the world.

The second point is that this merger agreement covers OSI as a whole. I strongly believe that there is a compelling strategic fit between the companies, and that’s why we have worked so hard to create this transaction.

We are fully aware that in any business integration like this, there is a lot of care and attention needed to bring two corporate cultures together. Astellas itself was created through a merger of two Japanese pharmaceutical companies, Fujisawa and Yamanouchi, in 2005. Since then, we have successfully conducted strategic alliances and acquisitions globally, and implemented business integration in other cases, such as the acquisition of Agensys, in the United States. We have learned a lot from these experiences and firmly believe that we can successfully combine our two businesses based on mutual understanding and respect. Today’s pharmaceutical business is totally globalized and healthcare is a universal concern, and as we learn more about each other, I hope you will see for yourself our commitment to cross-border understanding and mutual respect in everything we do.

In closing, I want to say again that the purpose of this deal is to create a strong, growth-oriented business that can truly hold its own in the global arena. Joining together is going to create exciting new opportunities for all our talented people. I speak for everyone at Astellas when I say we are committed to using our combined expertise to turn those opportunities into a great business that we can all be proud of. I very much look forward to working with you toward our shared goals.

Important additional information

This video script is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI’s common stock. The tender offer (“Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) initially filed by Astellas Pharma Inc. (“Astellas”) with the Securities and Exchange Commission (the “SEC”) on March 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and shareholders can obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Tender Offer materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc. at (212) 440-9800.

OSI Pharmaceuticals’ (“OSI”) stockholders should read the company’s solicitation/recommendation statement on schedule 14D-9, which was initially filed with the SEC on March 15, 2010, and any amendments or supplements thereto. The company’s solicitation/recommendation statement will set forth the reasons for the recommendation of the OSI’s board and related information. The solicitation/recommendation statement and other public filings made from time to time by OSI with the SEC are available without charge from the SEC’s website at www.sec.gov, at OSI’s website at www.osip.com or from OSI’s information agent, by calling 800-322-2885 toll free or (212) 929-5500 or by emailing osipharma@mackenziepartners.com.

Statement of Cautionary Factors

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings growth is not a profit forecast and should not be interpreted to mean that Astellas’ earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Astellas.